FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  July 18, 2003

Commission File Number  n

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release:                                                                                                                                                                    July 18, 2003

Forbes Medi-Tech Signs International Reducol ™ Sales and Licensing Agreement

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Company Signs Reducol ™ Agreement with Iljin Pharmaceuticals, South Korea

Vancouver, Canada – Forbes Medi Tech Inc. (TSE:FMI; NASDAQ:FMTI) is pleased to announce it has signed a licensing and sale agreement with Iljin Pharmaceuticals (Iljin) to supply Reducol™ for use in dietary supplements and functional food products in South Korea.

“Iljin opens up an exciting opportunity for additional sales of Reducol™,” said Charles Butt, President and CEO of Forbes Medi-Tech Inc. “The dietary supplement and functional food market in South Korea is about to open up for the country’s population, estimated at over 48 million. We believe Iljin has the necessary strengths to ensure the successful launch of Reducol™ into the Korean market,” said Butt.

Under the terms of the agreement, Forbes will supply Reducol™ from its manufacturing joint venture, Phyto-Source LP, in Pasadena, Texas. With the necessary regulatory approvals from the Korean Food and Drug Administration expected later this year, Forbes anticipates shipping Reducol™ in the fourth quarter of 2003 in preparation for the launch of Iljin’s initial cholesterol-lowering product line scheduled for the first quarter of 2004.

“It is important to continue building the Reducol™ brand on a global basis,” said Jeff Motley, VP of Commercial Operation at Forbes. “The key to a successful global brand is working with partners who have the marketing, sales and distribution network in place to ensure maximum consumer awareness. Iljin clearly is a leader in all of these areas in the Korean market.” said Motley.

About Iljin Pharmaceuticals

Iljin Pharmaceutical co. Ltd. was established in December 1984, with the company motto as “to maximize a customer’s satisfaction and to optimize its time and quality of service”. They have been in OEM/ODM manufacturing in the health food industry since inception.  Iljin Pharmaceutical Co. Ltd acquired HFGMP in November 2001.  The Company is a leading organization in the Korean health food industry with excellent facilities. Currently, they are manufacturing and distributing over 100 items to 50 affiliated companies.  With its leading edge technology gained through their 18 years of experience and stable financial structure, Iljin has exclusive marketing right of US. Herbal Life Co. and was registered as a ‘Herbal Life Worldwide Manufacturing Company’ in January 2001, marketing to 9 countries including the USA.   Iljin is committed to investing continuously in R&D and keeping pace with the global trends of the heath product industry.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology. By extracting plant sterols from by-products of the forestry industry, Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements concerning the Company’s Nasdaq listing and anticipated developments in the Company’s business, which statements can be identified by the use of forward-looking terminology such “continued”, “increasing” or the negative thereof or any other variations thereon or comparable terminology referring to future events or results.  Forward-looking statements are statements about the future and are inherently uncertain, and the Company’s actual results could differ materially from those anticipated in those forward-looking statements as a result of numerous factors, including without limitation, the risk that the bid price of the Company’s shares listed on Nasdaq cannot maintain the continued inclusion requirements of the Nasdaq SmallCap market and which, if not met, may result in the Company’s shares being de-listed from Nasdaq; the risk that buyers will not purchase their forecasted amounts or perform pursuant to the contract; uncertainty as to the Company’s ability to generate projected sales volumes and product prices; joint venture/strategic partner risks; marketing and manufacturing risks; ; the need to control costs and the possibility of unanticipated expenses; uncertainty as to whether the plant can be expanded in a cost-effective and timely manner;  the need for clinical trials, the occurrence and success of which cannot be assured; intellectual property risks; marketing/manufacturing and partnership/strategic alliance risks; product liability risks; the effect of competition; uncertainty of the size and existence of a market opportunity for the Company’s products; the Company’s need for additional future capital, which may not be available in a timely manner or at all; the risk that financing cannot be completed on acceptable terms or at all; exchange rate fluctuations; government regulation; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.    Forward-looking statements are based on the beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement if those beliefs, opinions or expectations, or other circumstances should change.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2003	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO